UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
001-37353

CUSIP NUMBER

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Scinai Immunotherapeutics Ltd.
Full Name of Registrant

BiondVax Pharmaceuticals Ltd.
Former Name if Applicable

Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus
Address of Principal Executive Office (Street and Number)

Jerusalem, Israel
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Scinai Immunotherapeutics Ltd. (the “Registrant”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2024 on a timely basis due to complex accounting analysis and valuation efforts and the associated review procedures resulting from the conversion of the outstanding $29 million European Investment Bank loan debt to preferred equity (as announced on August 21, 2024), and the consequent impact on the Company’s financial statements which has required more extensive review by the Registrant, which was also impacted by unexpected personnel resource losses after year-end. As a result, the Registrant is not able to finalize its financial statements and related disclosures for inclusion in its Annual Report on Form 20-F before April 30th. The Registrant anticipates that it will file the Annual Report no later than May 15, 2025 (the fifteenth calendar day following the prescribed filing date).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Uri Ben-Or	+972	8-930-2529
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SCINAI IMMUNOTHERAPEUTICS LTD.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 29, 2025	By:	/s/ Uri Ben-Or
	Name:	Uri Ben-Or
	Title:	Chief Financial Officer